SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

August 10, 2010

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period July 13, 2010 to August 10, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/S/ STEPHEN FOSTER
Name:	Stephen Foster
Title:	Company Secretary

Date:	August 11, 2010

To: The Manager

Announcements

Company Announcements Office

Australian Stock Exchange Limited

Public Announcement 2010 – 19AWC

Attached are the following documents in relation to Alumina Limited’s Half Year Results for the six months ended 30 June 2010:

•	Public Announcement

•	June 2010 Half-Yearly ASX Report

•	AWAC File

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2009.

Alumina Limited

ABN 85 004 820 419

/s/ Stephen Foster	GPO Box 5411
Stephen Foster	Melbourne Vic 3001
Company Secretary	Australia

Level 12 IBM Centre
60 City Road
10 August 2010	Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email

Improving Profit, Cash Flow and Dividends to Shareholders

Highlights

•	Underlying earnings[1] up US$32 million to US$22 million

•	Profit after tax up US$40 million to US$44 million

•	AWAC cash from operations up US$459 million to US$300 million

•	Record alumina production

•	Reinstatement of interim dividend at US 2 cents per share fully franked

(All comparatives are to the prior corresponding period, 1H09)

Key Financials and Metrics

Alumina Limited’s functional and presentation currency is now US dollars. Prior period results have been restated to present them in US dollars.

	1H09		2H09		1H10
Underlying Earnings (US$m)		(10)		11		22
Net Profit After Tax (US$m)		4		(28)		44
Dividend to AWC shareholders		Nil	AUD	2cps	USD	2cps
Alumina Production (million tonnes)		6.4		7.1		7.4
Average Aluminium LME/t (US$)	US$	1,464	US$	1,936	US$	2,161
Average A$ / US$		0.71		0.87		0.89

Net profit after tax increased to US$44 million and underlying profit after tax increased to US$22 million for the first half of 2010.

Alumina Limited received US$95 million of dividends from the AWAC joint venture.

The Alumina Limited Board has declared a fully franked interim dividend of US 2 cents per share.

Underlying earnings were up US$32 million as a result of higher sales volumes and prices and good cost control. These factors offset the impact of a higher AUD/USD exchange rate and costs associated with previously advised ramp-up issues at the Brazilian operations.

The AWAC joint venture generated cash from operations of US$300 million, up US$459 million. Capital expenditure reduced by US$318 million, reflecting the final stages of the period of major investment in growth projects and a return to free cash flow generation.

Alumina Limited CEO, John Bevan commented, “Profit is up and the major turnaround in cash flow and market conditions has enabled the Board to reinstate the interim dividend.

“We expect the financial performance of the operations in Brazil to improve progressively and significantly over the coming periods.

“Global alumina demand is forecast to grow at 12 per cent for 2010 and pricing has improved. The industry trend toward shorter and spot contracts for alumina has continued and the third party market for alumina sales to non-integrated aluminium producers continues to grow. We see this providing continued momentum for index based pricing of alumina”.

Investor Contact:	Media Contact:
John Bevan	Nerida Mossop
03 8699 2601	03 9600 1979
0437 361 433
Judith Downes	nmossop@hintons.com.au
03 8699 2607

[1]	Underlying earnings exclude the impact of mark to market valuation for embedded derivatives in energy contracts and actuarial calculation of gains and losses, net of investment returns, on pension plans

June 2010 Half-Yearly ASX Report	-5-

Alumina Limited - ABN 85 004 820 419

Six Months ended 30 June 2010 (“Current Period”)

Results for Announcement to the Market

		% change	$US million
Net profit for the period attributable to members of Alumina Limited (Refer Note below)	Up	952%	44.2

Dividends

	Current Period Six months ended 30 June 2010			Previous Corresponding Period Six months ended 30 June 2009
Interim dividend per share	US$	0.02	¢	Nil

Franked amount per share	US$	0.02	¢	Nil

Note on underlying earnings within net profit for the period

Included in the calculation of net profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under current market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement benefit obligations. In order to analyse the Company’s net profit it is important to understand those entries and the reasons for them.

Some AWAC long term energy purchase contracts include an aluminium price component in the energy price so that costs are partially linked to the price of aluminium. This results in an embedded derivative, which is revalued at period end.

AWAC has a small number of defined benefit schemes. The movement in future costs of retirement benefit obligations, net of investment returns, is also reflected in the Company’s equity share of AWAC’s result.

These accounting entries do not relate to operations during the current reporting period, and accordingly are removed from net profit after tax to arrive at underlying earnings.

The impact of these items in the Company’s result for the six months to 30 June 2010 has been to increase net profit after tax by net US$22.0 million (1H09: US$14.6 million increase; 2H09: US$38.6 decrease) as shown in the following table. Net profit after tax before these items is referred to in the Directors’ Report as ‘Underlying Earnings’.

	Six months ended 30 June 2010 US$ million	Six months ended 31 Dec 2009 US$ million	Six months ended 30 June 2009 US$ million
Net profit/(loss) for the period, after tax	44.2	(27.9)	4.2
Non-operating non-cash items:
Equity share of AWAC retirement benefit obligations	21.0	(12.2)	(5.8)
Equity share of AWAC embedded derivatives	(43.0)	50.8	(8.8)

Underlying earnings/(loss) for the period, after tax	22.2	10.7	(10.4)

Alumina Limited’s functional and presentation currency is now US dollars. Prior period results have been restated to present them in US dollars.

This half yearly report is to be read in conjunction with the most recent annual financial report.

June 2010 Half-Yearly ASX Report	-6-

Condensed consolidated income statement

	Six months to 30 June 2010	Six months to 31 Dec 2009	Six months to 30 June 2009
	US$ million	US$ million	US$ million
Revenue from continuing operations	0.5	3.0	1.4
General and administrative expenses	(7.5)	(6.4)	(4.1)
Change in fair value of derivatives/foreign exchange gains/(losses)	(0.4)	4.7	6.8
Finance costs	(19.8)	(18.2)	(12.8)
Share of net profit of associates accounted for using the equity method	71.4	(8.9)	10.5

Profit/(loss) before income tax	44.2	(25.8)	1.8
Income tax (expense)/ credit from continuing operations	—	(2.1)	2.4

Profit/(loss) for the half year	44.2	(27.9)	4.2

Other comprehensive income/(loss)
Changes in the fair value of cash flow hedges	(6.9)	(0.1)	0.1
Foreign exchange translation difference	(89.6)	(74.7)	(71.2)

Other comprehensive (loss) for the half-year, net of tax	(96.5)	(74.8)	(71.1)

Total comprehensive (loss) for the half-year attributable to the owners of Alumina Limited	(52.3)	(102.7)	(66.9)

Earnings per share (EPS)

	Six months ended 30 June 2010	Six months ended 31 Dec 2009	Six months ended 30 June 2009
Basic EPS		Negative
	US cents	US cents	US cents
	1.8¢	1.1¢	0.2¢[1]

Diluted EPS		Negative
	US cents	US cents	US cents
	1.8¢	1.1¢	0.2¢[1]

[1]	Prior period EPS adjusted for rights issues

June 2010 Half-Yearly ASX Report	-7-

Condensed consolidated statement of financial position

	30 June 2010 US$ million	31 December 2009 US$ million	30 June 2009 US$ million
Current Assets
Cash and cash equivalents	268.5	305.6	157.0
Derivative financial instruments	—	—	8.5
Related party loan	—	—	82.5
Receivables	—	0.1	2.2
Other assets	7.5	8.6	5.6

Total current assets	276.0	314.3	255.8

Non-current Assets
Investments accounted for using the equity method	3,120.8	3,189.7	2,951.8
Property, plant and equipment	0.2	0.2	0.2

Total non-current assets	3,121.0	3,189.9	2,952.0

Total assets	3,397.0	3,504.2	3,207.8

Current Liabilities
Payables	6.4	5.3	1.1
Interest bearing liabilities	313.2	—	7.1
Derivative financial instruments	2.7	1.4	—
Current tax liabilities	—	—	0.2
Provisions	0.2	0.2	0.2
Other	0.4	0.8	0.8

Total current liabilities	322.9	7.7	9.4

Non-current Liabilities
Interest bearing liabilities	269.5	577.9	377.6
Provisions	0.3	0.3	0.2

Total non-current liabilities	269.8	578.2	377.8

Total liabilities	592.7	585.9	387.2

Net assets	2,804.3	2,918.3	2,820.6

Equity
Contributed equity	2,154.1	2,154.1 *	1,953.6 *
Treasury shares	(1.0)	(1.0)	(0.9)
Reserves:
- Group	(338.0)	(229.5)	(60.4)
- Associates	(5.2)	1.7	1.8
Retained profits:
- Group	831.3	803.0	690.7
- Associates	163.1	190.0	235.8

Total equity	2,804.3	2,918.3	2,820.6

*	Restated at closing AUD/USD rates on change in presentation currency.

June 2010 Half-Yearly ASX Report	-8-

Condensed consolidated statement of changes in equity

	Contributed Equity [1] US$ million	Reserves US$ million	Retained earnings US$ million	Total US$ million
Balance as at 1 January 2009	1,000.2	149.8	784.9	1,934.9
Total comprehensive (loss)/income for the half-year	—	(208.5)	141.6	(66.9)

Transactions with owners in their capacity as owners:
Rights issue, net of transaction costs	772.8	—	—	772.8
Tax impact of transaction costs	2.7	—	—	2.7
Movement in share based payments reserve	—	0.1	—	0.1
Movement in treasury shares	(0.4)	—	—	(0.4)
Foreign exchange impact on change in presentation currency	177.4	—	—	177.4

Balance at 30 June 2009	1,952.7	(58.6)	926.5	2,820.6

Balance as at 1 July 2009	1,952.7	(58.6)	926.5	2,820.6
Total comprehensive (loss)/income for the half-year	—	(169.2)	66.5	(102.7)

Transactions with owners in their capacity as owners:
Tax impact of transaction costs	0.3	—	—	0.3
Foreign exchange impact on change in presentation currency	200.1	—	—	200.1

Balance at 31 December 2009	2,153.1	(227.8)	993.0	2,918.3

Balance as at 1 January 2010	2,153.1	(227.8)	993.0	2,918.3
Total comprehensive (loss)/income for the half-year	—	(96.5)	44.2	(52.3)

Transactions with owners in their capacity as owners:
Dividends declared	—	—	(42.8)	(42.8)
Option premium on convertible bonds [2]	—	(19.1)	—	(19.1)
Movement in share based payments reserve	—	0.2	—	0.2

Balance at 30 June 2010	2,153.1	(343.2)	994.4	2,804.3

[1]	Treasury shares have been deducted from contributed equity.
[2]	The value of the convertible bond option premium has been adjusted to reflect the put in May 2011. There is no change to profit and loss.

June 2010 Half-Yearly ASX Report	-9-

Condensed consolidated statement of cash flows

	Six months to 30 June 2010 US$ million	Six months to 31 Dec 2009 US$ million	Six months to 30 June 2009 US$ million
Cash Flows Related to Operating Activities
Payments to suppliers and employees (inclusive of goods and service tax)	(7.0)	(8.2)	(6.9)
GST refund received	0.3	1.3	0.3
Dividends received from associates	94.9	55.8	79.8
Distributions received from associates	3.5	3.3	1.6
Interest received	0.5	2.0	0.6
Interest paid	(13.1)	(10.9)	(12.7)
Income taxes paid	—	(1.7)	(0.1)
Other	(0.1)	2.6	(0.1)

Net cash inflow from operating activities	79.0	44.2	62.5

Cash Flows Related to Investing Activities
Payments for investment in associates	(63.6)	(187.2)	(253.4)
Proceeds from return of invested capital	13.8	—	0.4
Loans to related parties	—	(66.6)	(30.5)
Loans repaid by related parties	—	153.2	—
Proceeds from derivatives	6.0	—	—
Net settlement of hedge contracts	(0.6)	—	—
Proceeds from option premiums	—	16.6	4.1

Net cash outflow from investing activities	(44.4)	(84.0)	(279.4)

Cash Flows Related to Financing Activities
Repurchase of convertible bond	(53.1)	—	—
Proceeds from rights issue	—	—	794.2
Payments for rights issue related costs	—	(0.6)	(21.5)
Proceeds from borrowings	33.7	263.3	418.7
Repayment of borrowings	—	(76.2)	(768.0)
Proceeds from related parties	—	—	7.0
Loans repaid to related parties	—	—	(41.8)
Dividends paid	(44.9)	—	—
Effects of exchange rate changes on financing activities	—	(1.3)	(27.1)

Net cash (outflow)/inflow from financing activities	(64.3)	185.2	361.5

Net (Decrease)/Increase in Cash and cash equivalents	(29.7)	145.4	144.6
Cash and cash equivalents at the beginning of the reporting period	305.6	157.0	46.3
Effects of exchange rate changes on cash and cash equivalents	(7.4)	3.2	(33.9)

Cash and cash equivalents at the end of the reporting period	268.5	305.6	157.0

June 2010 Half-Yearly ASX Report	-10-

Reconciliation of Cash

	As at 30 June 2010 US$ million	As at 31 Dec 2009 US$ million	As at 30 June 2009 US$ million
Reconciliation of cash at the end of the reporting period (as shown in the condensed consolidated statement of cash flows) to the related items in the accounts is as follows:
Cash on hand and at bank	12.0	233.3	4.6
Money market deposits (with maturity on investment three months or less)	256.5	72.3	152.4

Cash assets	268.5	305.6	157.0

Total cash and cash equivalents at the end of the reporting period	268.5	305.6	157.0

June 2010 Half-Yearly ASX Report	-11-

1. Basis of Preparation of Half-Year Report

This general purpose financial report for the interim half year reporting period ended 30 June 2010 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2009 and any public announcements made by Alumina Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous year and corresponding interim reporting period, other than the change in presentation currency.

As announced in February 2010, effective for the reporting period ending 31 December 2010, the Board of Alumina Limited determined that the Company’s functional currency is US dollars. The presentation currency has also changed to US dollars. This interim half year report has been prepared in US dollars.

2. Consolidated Retained Profits

	Six months to 30 June 2010 US$ million	Six months to 31 Dec 2009 US$ million	Six months to 30 June 2009 US$ million
Retained profits at the beginning of the reporting period	993.0	926.5	784.9
Net profit/(loss) attributable to members of Alumina Limited	44.2	(27.9)	4.2
Dividends and other equity distributions	(42.8)	—	—
Foreign exchange impact on change in presentation currency	—	94.4	137.4

Retained profits at the end of the reporting period	994.4	993.0	926.5

3. Income Tax

	Six months to 30 June 2010 US$ million	Six months to 31 Dec 2009 US$ million	Six months to 30 June 2009 US$ million
Profit/(loss) from ordinary activities before tax	44.2	(25.8)	1.8

Prima facie tax expense for the period at the rate of 30%	(13.3)	7.7	(0.6)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt income	(68.0)	12.4	(8.9)
Previously unrecognised tax losses now recouped to reduce current tax expense	—	0.1	(1.7)
Amounts assessable for tax	0.6	4.7	1.0
Income not derived	(0.6)	12.4	(10.1)
Temporary differences not recognised	20.4	7.9	—
Non-deductible expense	3.4	(4.7)	4.8

Net movement	(44.2)	32.8	(14.9)

Consequent reduction in charge for income tax	13.3	(9.8)	4.5

Over provision of tax in prior years	—	—	(1.5)

Aggregate Income tax (expense)/credit for the reporting period	—	(2.1)	2.4

June 2010 Half-Yearly ASX Report	-12-

4. Earnings Per Share (EPS)

	Six months to 30 June 2010		Six months to 31 Dec 2009		Six months to 30 June 2009
Calculation of basic and fully diluted EPS in accordance with AASB 133:
Earnings per Share
Earnings in cents per ordinary share (cps)
Basic EPS	US cents 1.8	¢	Negative US cents 1.1	¢	US cents 0.2	¢[1]
Diluted EPS	US cents 1.8	¢	Negative US cents 1.1	¢	US cents 0.2	¢[1]
Weighted average number of shares outstanding during the year used in the calculation of earnings per share
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	2,439,741,913		2,439,741,913		1,854,700,865

The convertible bonds outstanding of US$296 million issued in May 2008 could potentially dilute earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were anti-dilutive for the period.

[1]	Prior period EPS adjusted for rights issues

5. Net Tangible Asset Backing Per Security

Net tangible asset backing per ordinary security	US$	1.04	US$	1.09	US$	1.06

6. Details of Entities Over Which Control Has Been Lost or Gained

There was no loss or increased control of entities for the six months ended 30 June 2010.

7. Dividends

Since the half-year end directors have declared a dividend of US 2 cents per share, payable on 6 September 2010, amounting to US$48.8 million. This amount has not been recognised as a liability at half-year end. Record date to determine entitlements to the dividend is 19 August 2010.

Directors have continued the suspension of the Company’s Dividend Reinvestment Plan. The Dividend Reinvestment Plan will therefore not apply to the 2010 interim dividend.

Other than American Depositary Receipt holders (who are paid in US dollars) and UK resident shareholders (who are paid in GBP), shareholders will be paid the interim dividend in Australian dollars.

Franking account balance as at 30 June 2010 was US$245.1 million.

8. Amount Per Share

	Six months to 30 June 2010		Six months to 30 June 2009
Interim dividend per share (US cents)
Amount per share	2	¢	Nil
Franked amount per share at 30% tax rate	2	¢	Nil

June 2010 Half-Yearly ASX Report	-13-

9. Interim Dividend on All Shares

	Six months to 30 June 2010 US$ million	Six months to 30 June 2009 US$ million
Interim dividend declared	48.8	—

Total	48.8	—

10. Details of Aggregate Share of Results of Associates

	Six months to 30 June 2010 US$ million	Six months to 31 Dec 2009 US$ million	Six months to 30 June 2009 US$ million
Alumina’s share of associates:
Profit/(loss) from ordinary activities before income tax	117.3	(20.6)	13.0
Income tax(expense)/benefit on ordinary activities	(45.9)	11.7	(2.5)

Equity share of profit/(loss)	71.4	(8.9)	10.5
Dividends and distributions received/receivable by Alumina Limited	(98.4)	(59.1)	(81.4)

Surplus of dividends/distributions received over equity share of profits	(27.0)	(68.0)	(70.9)

11. Material Interests In Entities Which Are Not Controlled Entities

Alumina has an interest in the following entities:

	Percentage of ownership interest held at end of period or date of disposal			Contribution to net profit
	As at 30 June 2010	As at 31 Dec 2009	As at 30 June 2009	Six months to 30 June 2010 US$ million	Six months to 31 Dec 2009 US$ million	Six months to 30 June 2009 US$ million
Equity accounted associates and joint venture entities
AWAC	40%	40%	40%	71.4	(8.9)	10.5

12. Ratios

	Six months to 30 June 2010%	Six months to 31 Dec 2009%	Six months to 30 June 2009%
Profit after tax/equity interests (annualised)
Consolidated net profit from ordinary activities after tax attributable to members as a percentage of members’ equity at the end of the reporting period	3.0	Negative 1.9	0.4

June 2010 Half-Yearly ASX Report	-14-

13. Issued and Quoted Securities At End Of Current Reporting Period

Category of Securities	Number issued	Number quoted
Ordinary shares
Fully paid[1]	2,440,196,187	2,440,196,187
Partly paid	Nil	Nil

Ordinary Shares -
Changes during current reporting period:
Increase in fully paid shares following Entitlement Offer	Nil

[1]	Includes Treasury shares purchased through the Employee Share Plan Trust for Alumina Limited’s long term incentive plan.

14. Financing Facilities

	Half year ended 30 June 2010 US$ million		Year ended 31 Dec 2009 US$ million	Half year ended 30 June 2009 US$ million
The facilities available at end of reporting period were as follows:
Total loan facilities	985.8		1,292.3	1,151.9
Used at end of reporting period	582.7		577.9	384.7
Unamortised finance costs	7.0	*	34.4	39.0
Available at end of reporting period	396.1		680.0	728.2

Funding facilities include bilateral bank facilities, a syndicated loan, a development bank loan and a convertible bond. The syndicated facilities are available in US and Australian dollars and EURO. The bilateral facilities are available in both US and Australian dollars and some are available in EURO. The development bank loan is available in US dollars and Brazilian Reais. Funding facilities in currencies other than US dollars have been converted to US dollar equivalents at period end exchange rates.

*	The value of the convertible bond option premium has been adjusted to reflect the put in May 2011. There is no change to profit and loss.

15. Segment Information

Business Segment

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming Alcoa World Alumina & Chemicals (AWAC). Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interest in AWAC. Alumina Limited participates in AWAC through The Strategic Council, which consists of three members appointed by Alcoa Inc. and two members appointed by Alumina Limited. Operational decisions are made by Alcoa Inc. Refer to Directors’ Report for further explanation.

16. Events Occurring After the Balance Sheet Date

There have been no significant transactions or events since 30 June 2010.

June 2010 Half-Yearly ASX Report	-15-

Directors’ Declaration

In the directors’ opinion:

a)	the financial statements and notes set out on pages 1 to 10 are in accordance with the Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2010 and of its performance, as represented by the results of its operations and its cash flows, for the financial period ended on that date; and

b)	there are reasonable grounds to believe that Alumina Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

/s/ John Bevan
John Bevan
Director

Melbourne
10 August 2010

June 2010 Half-Yearly ASX Report	-16-

DIRECTORS’ REPORT

The Directors of Alumina Limited present their comments on the consolidated entity consisting of Alumina Limited and the entities it controlled (the Group) at the end of, or during, the half year to 30 June 2010.

Directors

The following persons were Directors of Alumina Limited during the half year and up to the date of this report.

D M Morley

J A Bevan

P A F Hay

R J McNeilly

J Pizzey (Alternate J S Downes)

Basis of Financial Report Preparation

This half-yearly general purpose financial report is for the interim half year reporting period ended 30 June 2010 and has been prepared in accordance with the Australian Stock Exchange Listing Rules as they relate to Appendix 4D and in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all of the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the financial year ended 31 December 2009 and any public announcements made by Alumina Limited and its controlled entities (the Group) during the reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Comments are for the six months ended 30 June 2010, with comparatives for the six months ended 30 June 2009 and 31 December 2009 shown in parentheses.

Alumina Limited’s functional and presentation currency is now US dollars. Prior period results have been restated to present them in US dollars.

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investment Commission, relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

June 2010 Half-Yearly ASX Report	-17-

Highlights

Profit after tax up $40 million to $44.2 million compared to 1H 2009.

Underlying earnings up $32.6 million to $22.2 million compared to 1H 2009.

AWAC cash from operations up $459 million to $300 million compared to 1H 2009.

Interim dividend US dollar 2 cps fully franked (1H 2009: nil).

Summary of Financial Performance

Underlying earnings were up $32.6 million on 1H 2009 as a result of higher realised prices, increased volumes and good cost control in AWAC.

AWAC cash from operations increased $459 million from first half 2009 to $300 million, a sharp turnaround from prior periods. This improvement reflects price increases, constrained costs, and the focus on management of working capital.

AWAC free cash flow, being cash from operations less capital expenditure, was positive at $154 million, up from ($623 million) in first half 2009.

Revenue increased 55% compared to the first half of 2009, reflecting an improvement in both aluminium prices and spot alumina prices. Production volumes were up one million tonnes compared to the first half of 2009 reflecting stronger customer demand.

The average cash cost of alumina production (excluding Brazil) improved $4 per tonne on the second half of 2009, reflecting the results of the strong management focus on cash conservation and lower caustic prices, which offset the impact of higher energy prices and the higher Australian dollar.

Having initially achieved production levels approaching design capacity at the beginning of the year, the Alumar refinery subsequently experienced two power outages and equipment commissioning issues. The refinery is expected to achieve design production rates by the end of the year. Financial performance from the Brazilian operation is forecast to improve progressively but significantly over the coming periods as production increases and management focus turns to production efficiency and cost optimisation.

Change in Functional Currency for Financial Reporting

In February 2010, the Board recognised that as a result of Alumina Limited reaching the end of its investment program in Brazil and because most dividends are received in US dollars, there was a change in the balance of factors that are assessed to determine Alumina’s functional currency. Effective for the reporting period ending 31 December 2010, the Board has determined that Alumina Limited’s functional and presentation currency is US dollars.

There is no change to the AWAC financial statements.

Alumina Limited Key Financials

Alumina Limited’s functional currency is now US dollars. Prior period results have been restated to US dollars.

	1H 10		2H 09		1H 09

Underlying earnings US$m		22.2 [1]		10.7	(10.4)
NPAT US$m		44.2		(27.9)	4.2

Average 3 month LME aluminium price US$ per tonne		2,161		1,936	1,464

Net Debt[2] US$m		321		307	267
Gearing[3]		9.5%		8.7%	8.2%

EPS (US cps)		1.8		(1.1)	0.2
Underlying EPS (cps)		0.9		0.4	(0.6)
Return on Equity (ROE)		3.0%		(1.9)%	0.4%
ROE based on underlying earnings		1.5%		0.7%	(0.9)%
Dividends declared	US$	2 ¢	A$	2 ¢	—

Definitions and notes

1.	Underlying earnings calculated by deducting $22 million from reported net profit after tax, being the impact of embedded derivatives for energy contracts and actuarial gains and losses, net of investment returns of pension plans.

2.	Includes unamortised finance costs of convertible bond.

3.	Calculated as (debt – cash)/(debt + equity).

June 2010 Half-Yearly ASX Report	-18-

Alumina Limited Dividends

The Directors have declared an interim dividend of US 2 cents per share. The dividend will be paid on 6 September 2010, with the Australian dollar amount set on the record date of 19 August 2010.

Generally, the Board intends, on an annual basis, to distribute cash from operations after debt servicing and corporate cost commitments have been met. Dividends will be fully franked for the foreseeable future.

Alumina Limited Reported Profit

Alumina Limited total corporate costs included costs associated with corporate activities in Brazil and the change to USD functional currency. Comparisons with prior periods are impacted by currency movements, as costs are incurred in Australian dollars and translated at average AUD/USD rates for the period.

Borrowing costs during the half included $7.4 million on the long term loan from the Brazil National Development bank, which has a current average interest rate of 5.3%. Borrowing costs were also impacted by $4.8 million arising from increased amortisation of the discount following the buy back of convertible bonds in March and June. Commitment fees and amortisation of up front fees were $4.4 million.

Dividends received from AWAC were $94.9 million (1H 2009: $79.8 million; 2H 2009: $55.8 million)

Note on calculation of underlying earnings

Alumina Limited shows underlying earnings in addition to profit after tax to provide a better understanding of the performance of the underlying operations. Underlying earnings are calculated by excluding the impact of mark to market valuations for embedded derivatives in energy contracts and actuarial gains and losses, net of investment returns, on pension plans. In the first half of 2010, revaluation of the embedded derivatives increased Alumina Limited’s net profit after tax by $43 million. Actuarial movements in defined benefit plans resulted in a decrease to net profit of $21 million.

Alumina Limited Reported Profit

Alumina Limited’s functional currency is now US dollars. Prior period results have been restated to US dollars.

	1H 10 US$m	2H 09 US$m	1H 09 US$m

Share of AWAC underlying profit	49.4	29.7	(4.1)
Corporate costs	(7.5)	(6.4)	(4.1)
Finance costs	(19.8)	(18.2)	(12.8)
Other & Tax	0.1	5.6	10.6

Underlying earnings	22.2	10.7	(10.4)

Retirement benefit obligations, AWAC	(21.0)	12.2	5.8
Embedded derivative, AWAC	43.0	(50.8)	8.8

Net profit/(loss) after tax	44.2	(27.9)	4.2

June 2010 Half-Yearly ASX Report	-19-

Alumina Limited Balance Sheet

Alumina Limited’s gearing remains at a conservative level of 9.5%. Net debt2 at 30 June 2010 was $321 million (1H 2009: $267 million).

Current liabilities comprise convertible bonds with a face value of $296 million (which may be put to the Company in May 2011) and repayments due on the BNDES facility due before 30 June 2011.

$54 million of convertible bonds were repurchased during the half.

Current liabilities of $323 million exceed current assets of $276 million, however the directors are confident that the liabilities can be met using available cash and undrawn committed facilities whose maturities extend to 2012.

The company has undrawn committed debt facilities of $396 million. Total available facilities have been reduced since the first half of 2009 ($728 million) reflecting the fact that the major capital expansion is complete and it is no longer considered necessary to retain debt facilities at the higher level.

Undrawn committed facilities mature as follows:

- $96 million in June 2011

- $300 million in 2012

Alumina Limited Cash Flows

Alumina Limited’s cash from operations primarily comprises the dividends received from the AWAC joint venture. Fully franked dividends of $94.9 million were received from AWAC during the half, up $15.1 million on the prior comparative period and $39.1 million on second half 2009.

Cash outflows for corporate costs and interest were in line with the first half of 2009.

Cash payments for investments in associates reduced to $64 million as the major capital investment in the Alumar refinery and Juruti mine draws to a close.

2.	Includes unamortised finance costs of convertible bond.

Alumina Limited Balance Sheet

	1H 10 US$m	2H 09 US$m	1H 09 US$m
Cash and equivalents	268.5	305.6	157.0
Related party loan	—	—	82.5
Investments	3,120.8	3,189.7	2,951.8
Other	7.7	8.9	16.5

Total Assets	3,397.0	3,504.2	3,207.8

Payables	6.4	5.3	1.1
Interest bearing liabilities – current	313.2	—	7.1
Interest bearing liabilities – non-current	269.5	577.9	377.6
Other	3.6	2.7	1.4

Total Liabilities	592.7	585.9	387.2

Net Assets	2,804.3	2,918.3	2,820.6

June 2010 Half-Yearly ASX Report	-20-

Alumina Limited Cash Flow

	1H 10 US$m	2H 09 US$m	1H 09 US$m
Dividends received	94.9	55.8	79.8
Distributions received	3.5	3.3	1.6
Interest paid	(13.1)	(10.9)	(12.7)
Other	(6.3)	(4.0)	(6.2)

Cash from operations	79.0	44.2	62.5

Payments for investment in associates	(63.6)	(187.2)	(253.4)

Free cash flow[4]	15.4	(143.0)	(190.9)

Definitions and notes

4.	Free cash flow defined as cash from operations less payments for investment in associates.

AWAC Business Highlights (US GAAP)

Increase in Refinery Profits

7.4 million tonnes alumina production (1H 2009: 6.4 million tonnes; 2H 2009: 7.1 million tonnes)

The Australian refineries continued to operate at or close to nameplate capacity. Production at the Point Comfort and Suralco refineries was increased during the half to meet customer demand and to cover reduction in planned production following ramp up issues at the Brazilian operations.

Full year production is dependant upon the ramp up of the Brazilian operations and is expected to be between 15.3 and 15.6 million tonnes of alumina.

Smelters Profitable

175 thousand tonnes aluminium production (1H 2009: 188 thousand tonnes; 2H 2009: 180 thousand tonnes)

The Australian smelters were profitable in 1H 2010 and achieved a reduction in average cash cost of production of 11 per cent (in Australian dollars) compared to 1H 2009. This outcome was achieved primarily as a result of a continued focus on cost control and one-off maintenance charges in 1H 2009.

Disciplined Cost Control

Cost improvements achieved in 2009 were largely maintained throughout the half, with the average cash cost of alumina production (CAP) down $4 per tonne on second half 2009 (excluding Brazil costs). Increased production volumes contributed to this positive outcome by lowering the impact of fixed costs, along with lower caustic soda prices and the impact of the margin lock on freight, which offset increased energy prices.

Depreciation and amortisation expense increased $77 million over the first half of 2009, as the expanded Brazil operations continued commissioning.

Strong Cash Flows

AWAC cash from operations of $300 million compared favourably to prior periods, primarily as a result of improved sales volumes and prices, strong management of costs and a focus on working capital.

Free cash flow, being cash from operations less capital expenditure, was positive at $154 million, up from ($623 million) in first half 2009 and ($204 million) in second half 2009.

Sustaining capital expenditure in AWAC was $74 million, and growth capital expenditure was $72 million.

June 2010 Half-Yearly ASX Report	-21-

Commissioning of Expanded Brazilian Operations

Having initially achieved production levels approaching design capacity at the beginning of the year, the Alumar refinery in Brazil subsequently experienced two power outages and equipment commissioning issues. The refinery averaged production of 6,000 tonnes per day for the first half. Production is expected to ramp up to design capacity to 9,200 tonnes per day by year end. Ramp up commenced late June.

The Juruti bauxite mine achieved initial design capacity of 2.6 million tonnes per annum and the focus is on optimising the cost structure, mine efficiencies and increasing production. The cost base of the mine is expected to improve progressively and significantly over the coming periods.

As advised during 2009, some mine capital expenditure not essential to initial commissioning was deferred to 2010. Expenditure on growth capital in Brazil was $72 million during the first half. The Brazil projects continue to be completed in line with the previously advised capital budget of $1.4 billion (Alumina Limited’s share).

AWAC Profit and Loss (US GAAP)

Revenue

Revenue increased 55% from the first half of 2009, as a result of a 48% increase in the average 3 month LME aluminium price (from 66 cents to 98 cents per pound), and an increase in production. Compared to the second half of 2009, revenue increased 12%. Approximately one quarter of that increase was attributed to increased production, and the remainder to higher LME prices. Revenue from the production from 3 digesters at Point Comfort and from San Ciprian was lower per tonne than at other refineries as a result of the margin lock that was transacted in the second half of 2009 to manage potential downside risk of the uncertain outcomes of global economies.

Cost of Goods Sold

The AWAC refineries are, on average, low cost assets, and are well positioned to take advantage of increases in alumina prices Cost of goods sold, excluding Brazil, declined slightly from the prior half as decreases in caustic prices (down $8 per tonne) and conversion costs (down $2 per tonne) offset rises in energy (up $3 per tonne) and the impact of a slightly higher Australian dollar. Brazil costs include $27 million of costs associated with the power outages and commissioning issues in Brazil, start up costs, and higher Juruti costs. The latter will begin to decrease over the second half of the year as the new operations are bedded down. Notwithstanding these one off events, cost of goods sold as a percent of revenue declined to 81% compared to 90% in the prior period.

Selling, Admin, R&D

Selling, administration and research and development expenses were well contained at 2% of revenue, compared to 3% of revenue in the first half of 2009.

Depreciation and Amortisation

Depreciation expenses have increased by $77 million over first half 2009 and $28 million from last half, principally from depreciation of new equipment in Brazil where depreciation commenced with commissioning on the plant and full mine operation.

Tax

The tax rate reflects the non-deductibility of asset write offs, losses in some entitles, and a lower average tax rate applied to the losses in Brazil.

First Half 2010 One-Off Item

AWAC incurred a $14 million pre-tax write off for the fluoride assets at Point Comfort.

June 2010 Half-Yearly ASX Report	-22-

AWAC Profit and Loss (US GAAP)

	1H 10 US$m	2H 09 US$m	1H 09 US$m
Sales revenue	1,664.0	1,602.5	1,103.6
Related party revenue	990.1	765.0	606.9

Total Revenue	2,654.1	2,367.5	1,710.5

COGS and operating expenses	(2,153.2)	(2,128.3)	(1,583.4)
Selling, Admin, R&D	(57.8)	(57.2)	(51.7)
Depreciation and Amortisation	(209.9)	(181.6)	(132.9)
Other	(9.8)	124.0	29.7

Total Expenses	(2,430.7)	(2,243.1)	(1,738.3)

Profit/(loss) before Tax	223.4	124.4	(27.8)
Income Tax	(98.0)	(4.3)	14.1

Net Profit/(loss) after Tax	125.4	120.1	(13.7)

Second Half 2009 One-Off Items

AWAC NPAT for the second half of 2009 included profit on acquisition of 45% interest in Suriname of $89 million, Brazilian project start up costs of $30 million, expenses relating to MRN taxation settlement of $16 million and unrealised gains on translation of balance sheet items of $30 million.

Brazil Results

Results before tax for AWAC operations in Brazil have been negatively impacted by power outages and commissioning issues, ($27 million), start up costs, higher mining costs associated with new operations, and increased depreciation. The depreciation charge in the first half 2010 of $70 million included $21 million amortisation of stripping costs, and compares with depreciation of $31 million in the second half of 2009 and $7 million in the first half of 2009. The focus in Brazil is on ramp up of Alumar, and efficiencies, growth and production optimisation at Juruti.

AWAC Balance Sheet (US GAAP)

Receivables increased over first half 2009 with increases in both price and volumes and were flat on the second half of 2009. Bauxite inventories declined as production ramped up at Point Comfort, and tight working capital management in all refineries offset the increase in inventory from the expansion in Brazil.

AWAC expenditure on the Brazilian growth project during the half was $72 million.

Borrowings remain low, and comprise facilities provided by the joint venture partners, plus some small working capital facilities held at individual operations.

AWAC Cash Flow (US GAAP)

Cash from operations increased to $300 million (up $459 million over first half 2009 and $205 million over second half 2009). This is largely due to the significant turnaround in revenue, driven by improved prices and increased volumes, and strong cost control.

Capital expenditure reduced to $146 million, reflecting the final stages on investment in Brazil of sustaining capital expenditure.

Free cash flow, being cash from operations less capital expenditure, was positive at $154 million, up from ($623 million) in first half 2009 and ($204 million) in second half.

June 2010 Half-Yearly ASX Report	-23-

AWAC Balance Sheet (US GAAP)

	1H 10 US$m	2H 09 US$m	1H 09 US$m
Cash, cash equivalents	207.5	203.4	112.3
Receivables	578.2	573.7	419.6
Inventories	648.1	726.1	746.6
Property plant & equipment	6,815.1	6,801.3	6,231.2
Other assets	1,613.5	1,655.5	1,612.0

Total Assets	9,862.4	9,960.0	9,121.7

Short term borrowings	254.0	271.2	308.3
Payables	619.8	632.7	619.8
Taxes payable and deferred	381.6	385.4	525.2
Other liabilities	932.2	1,066.2	820.7

Total Liabilities	2,187.6	2,355.5	2,274.0

Equity	7,674.8	7,604.5	6,847.7

AWAC Cash Flow (US GAAP)

	1H 10 US$m	2H 09 US$m	1H 09 US$m
Net income/(loss)	125.4	120.1	(13.7)
Depreciation	209.9	181.6	132.9
Decrease (increase) in receivables	0.6	(13.1)	201.7
Decrease (increase) in inventories	60.8	173.7	(72.5)
(Decrease) increase in accounts payable	(148.8)	10.8	(141.1)
Other	52.1	(377.9)	(266.3)

Cash from operations	300.0	95.2	(159.0)
Capital expenditure	(145.8)	(299.2)	(463.8)

Free cash flow [5]	154.2	(204.0)	(622.8)

5.	Free cash flow defined as cash from operations less capital expenditure.

Guidance

The following guidance is provided to assist the understanding of the sensitivity of AWAC results to key external factors. The guidance cannot be expected to be predictive of exact results, rather it provides direction and approximate quantum of the impact on profit before tax of movements around a given base figure. Actual results will vary from those computed using the guidance.

A $100 movement in the LME aluminium price per tonne is expected to impact AWAC profits for the second half of 2010 by approximately $80 million before tax.

A 10% movement in the AUD/USD rate is expected to impact AWAC profits for the second half of 2010 by $86 million before tax.

A 10% movement in the USD/BRL rate is expected to impact AWAC profits for the second half of 2010 by $30 million.

AWAC cash costs per tonne of alumina production are expected to be broadly flat with the first half of 2010, however significant movements in exchange rates, energy prices or other inputs will impact costs beyond this guidance, as will major variations from the forecast ramp up in Brazil.

Our guidance for capital expenditure remains unchanged. We continue to estimate that AWAC growth capital expenditure in 2010 will be $200 million, and a further $200 million is expected to be invested in sustaining capital.

Production of alumina for full year 2010 is expected to be from 15.3mt to 15.6mt, and production of aluminium approximately 355kt.

Interest expense for Alumina for the second half is expected to be largely in line with the first half. Corporate costs are also expected to be in line with first half in AUD terms.

June 2010 Half-Yearly ASX Report	-24-

Market Outlook

Outlook for Alumina Limited

The outlook for both the aluminium and alumina markets has improved and stabilised in the first half of 2010. End market demand in most sectors in Europe and the US has improved, with the exception of construction. Order books have improved. This is reflected in high premiums for metal in most markets. In the first half of 2010, China ramped up to deliver record production levels.

Supply of metal in the non-Chinese market has been cautious, with limited restarts and new capacity coming on. This is also the case with alumina, with increased supply balanced against an improving demand.

The overall outlook for supply and demand for alumina is a balanced position, with overall growth in demand for 2010 upgraded from 10% to 12%. There is, however, a likelihood of some volatility in pricing as China manages its supply and demand position.

The alumina market’s traditional pricing mechanism of having its price linked to aluminium is likely to take its next step of evolution, with the expected emergence of a spot market index being announced. The current pricing mechanism does not reflect either the cost or investment fundamentals of the bauxite and alumina industry. About 20% of all alumina contracts are repriced each year, and the emergence of an index may hasten the changeover of the market to spot pricing. AWAC supports this change.

Forward Looking Statements

Some statements in this report are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, “plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC, (b) changes in production and development costs and production levels or to sales agreements, (c) changes in laws or regulations or policies (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the other risk factors summarized in Alumina’s Form 20-F for the year ended 31 December 2009. Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Auditor’s Independence Declaration

As lead auditor for the review of Alumina Limited for the half year ended 30 June 2010, I declare that to the best of my knowledge and belief, there have been:

a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

/s/ Chris Dodd
Chris Dodd	Melbourne
Partner	10 August 2010
PricewaterhouseCoopers

Liability limited by a scheme approved under Professional Standards Legislation

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Independent auditor’s review report to the members of Alumina Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Alumina Limited, which comprises the statement of financial position as at 30 June 2010, and the income statement, statement of changes in equity and statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for Alumina Limited Group (the consolidated entity). The consolidated entity comprises both Alumina Limited (the company) and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2010 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Alumina Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Matters relating to the electronic presentation of the reviewed financial report

Liability limited by a scheme approved under Professional Standards Legislation

Independent auditor’s review report to the members of Alumina Limited (continued)

This review report relates to the financial report of the consolidated entity for the half-year ended 30 June 2010 included on Alumina Limited’s web site. The company’s directors are responsible for the integrity of this web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the statements named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Alumina Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2010 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

/s/ Chris Dodd
Chris Dodd	Melbourne
Partner	10 August 2010

Liability limited by a scheme approved under Professional Standards Legislation

Diagram of AWAC Operations	2
Alcoa World Alumina and Chemicals (AWAC) Profit & Loss	3
Alcoa World Alumina and Chemicals (AWAC) Balance Sheet	4
Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows	5
Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit	6

Diagram of AWAC Operations

[1]	As at 31 July 2009, 100%
[2]	AWAC entitled to 54% of expansion

Alcoa World Alumina and Chemicals (AWAC) Profit & Loss

US$ Millions (US GAAP) 100%	Full Year 2009	1st Half 2009	2nd Half 2009	1st Half 2010
Sales and Operating Revenue	2,706.1	1,103.6	1,602.5	1,664.0
Revenue from Related Parties	1,371.9	606.9	765.0	990.1
Total Revenue	4,078.0	1,710.5	2,367.5	2,654.1
Cost of Goods Sold and Operating Expenses	(3,711.7)	(1,583.4)	(2,128.3)	(2,153.2)
Selling, Administration, Other Expenses and R&D Expenses	(108.9)	(51.7)	(57.2)	(57.8)
Provision for Depreciation, Depletion and Amortisation	(314.5)	(132.9)	(181.6)	(209.9)
Other	153.7	29.7	124.0	(9.8)
Total Expenses	(3,981.4)	(1,738.3)	(2,243.1)	(2,430.7)
Profit/(loss) before Taxes on Income	96.6	(27.8)	124.4	223.4
Provision for Taxes on Income	9.8	14.1	(4.3)	(98.0)
Net Income/(loss)	106.4	(13.7)	120.1	125.4
Members’ Equity
Opening Balance at Start of Period	6,023.6	6,023.6	6,847.7	7,604.5
Net Income/(loss)	106.4	(13.7)	120.1	125.4
Capital Contribution	1,114.4	647.4	467.0	164.5
Dividends Paid and Return of Capital to Partners	(335.2)	(196.5)	(138.7)	(281.2)
Common Stock Issued for Compensation Plans	4.0	1.9	2.1	2.8
Other Comprehensive Income/(Loss)	691.3	385.0	306.3	58.8
Closing Balance at End of Period	7,604.5	6,847.7	7,604.5	7,674.8

Alcoa World Alumina and Chemicals (AWAC) Balance Sheet

US$ Millions (US GAAP) 100%	30 June 2009	31 December 2009	30 June 2010
Cash and Cash Equivalents	58.3	203.4	207.5
Restricted cash	54.0	—	—
Receivables	419.6	573.7	578.2
Inventories	746.6	726.1	648.1
Prepaid Expenses and Other Current Assets	158.7	170.4	163.2
Total Current Assets	1,437.2	1,673.6	1,597.0

Property Plant & Equipment	6,231.2	6,801.3	6,815.1
Investments	270.6	270.6	273.6
Other Assets and Deferred Charges	1,182.7	1,214.5	1,176.7
Total Non-Current Assets	7,684.5	8,286.4	8,265.4

Total Assets	9,121.7	9,960.0	9,862.4

Short Term Borrowings	308.3	271.2	254.0
Payables	619.8	632.7	619.8
Taxes Payable	216.7	135.7	166.2
Accrued Compensation and Retirement Costs	201.3	231.3	212.2
Other Current Liabilities	90.6	228.5	142.2
Total Current Liabilities	1,436.7	1,499.4	1,394.4

Capital lease obligations	37.2	46.2	42.4
Deferred Taxes	308.5	249.7	215.4
Other Long Term Liabilities	491.6	560.2	535.4
Total Non-Current Liabilities	837.3	856.1	793.2

Total Liabilities	2,274.0	2,355.5	2,187.6

Equity	6,847.7	7,604.5	7,674.8
Total Liabilities & Equity	9,121.7	9,960.0	9,862.4

Alcoa World Alumina and Chemicals (AWAC) Statement of Cashflows

US$ Millions (US GAAP) 100%	Full Year 2009	1st Half 2009	2nd Half 2009	1st Half 2010
Operating Activities
Net Income/(loss)	106.4	(13.7)	120.1	125.4
Adjustments to Reconcile Net Income to Cash from Operations
Depreciation, Amortisation and Impairment	314.5	132.9	181.6	209.9
Other Items*	(484.7)	(278.2)	(206.5)	(35.3)
Cash from/(used) in Operating Activities	(63.8)	(159.0)	95.2	300.0

Financing Activities
Dividends Paid & Return of Capital to Partners	(335.2)	(188.5)	(146.7)	(281.2)
Change in Debt	89.6	126.7	(37.1)	(21.0)
Additions to capital leases	16.2	(2.0)	18.2	—
Capital Contribution	1,114.4	647.4	467.0	164.5
Cash Used for Financing Activities	885.0	583.6	301.4	(137.7)

Investing Activities
Capital Expenditure	(763.0)	(463.8)	(299.2)	(145.8)
Acquisitions, net of cash acquired (Suriname)	97.4	—	97.4	4.8
Net changes in related party note receivable	(5.0)	87.0	(92.0)	(8.1)
Investments for restricted cash	—	(54.0)	54.0	—
Other	(30.9)	(18.5)	(12.4)	(8.1)
Cash Used for Investing Activities	(701.5)	(449.3)	(252.2)	(157.2)

Effect of Exchange Rate Changes on Cash	13.7	13.0	0.7	(1.0)
Cash Generated / (Used)	133.4	(11.7)	145.1	4.1

Cash and Cash Equivalents
Cash and Cash Equivalents at Beginning of Period	70.0	70.0	58.3	203.4
Cash and Cash Equivalents at End of Period	203.4	58.3	203.4	207.5
Net Change in Cash and Cash Equivalents	133.4	(11.7)	145.1	4.1

*	Other Items consists of net movement in working capital and other non-current assets and liabilities

Alcoa World Alumina and Chemicals (AWAC) Reconciliation of Profit to Alumina Limited Share of AWAC’s Equity Profit

	Full Year 2009	1st Half 2009	2nd Half 2009	1st Half 2010
USD Profit/(Loss) Before Taxes on Income (US GAAP)	96.6	(27.8)	124.4	223.4
Adjust for USD AIFRS Adjustments	(107.0)	60.4	(167.4)	70.0

Total USD Profit Before Taxes (AIFRS)	(10.4)	32.6	(43.0)	293.4

Alumina Limited Share of Equity Profit/(Loss) Before Tax	(4.2)	13.0	(17.2)	117.3

Less: Share of Equity Income Tax (Expense)/Credit	5.8	(2.5)	8.3	(45.9)

Alumina Limited Share of Equity Profit/(Loss) After Tax	1.6	10.5	(8.9)	71.4

To:	The Manager Announcements Company Announcements Office Australian Stock Exchange Limited

Public Announcement 2010 – 20AWC

Attached is a presentation relating to Alumina Limited’s Half Year Results for the six months ended 30 June 2010.

/s/ Stephen Foster
Stephen Foster
Company Secretary

10 August 2010

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Alumina Limited

2010 Half Year Result

John Bevan – CEO

Judith Downes – CFO

ALUMINA LIMITED

Disclaimer

This presentation is not a prospectus or an offer of securities for subscription or sale in any jurisdiction.

Some statements in this presentation are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as “anticipate”, “estimates”, “should”, “will”, “expects”, plans” or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; (e) constraints on the availability of bauxite; and (f) the risk factors and other factors summarised in Alumina’s December 2009 Annual ASX Report filed on Form 6-K and Alumina’s Form 20-F for the year ended 31 December 2009.

Forward-looking statements that reference past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. Alumina Limited does not undertake any obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements which speak only as of the date of the relevant document.

[2] ALUMINA LIMITED

Strong cash turnaround and profit improvement

AWAC

Cash from operations up

Profit up US$139m*

Record alumina production up 16%*

Brazil has weighed on results

– Lower production due to one-off events

– Full depreciation charge incurred

* Comparison to 1H 2009

Alumina Limited

Conservative gearing maintained

Interim dividend declared of US2¢ per share fully franked

1H 09 2H 09 1H 10

Underlying (10.4) 10.7 22.2

Earnings

(US$m)

NPAT (US$m) 4.2 (27.9) 44.2

Dividends - US1.8¢ US2¢

[3] ALUMINA LIMITED

Operational Performance

ALUMINA LIMITED

AWAC alumina production ramps up as market improves

Record production – up 16% on 1H 2009

Strong expected market demand – up 12% over 2009

Further production increase in second half

AWAC Alumina Production*

2008 2009 2010

Million/tones

15.0

14.5

14.3

13.0

12.5

13.9

14.6

14.7

14.9

17.1

2008 3Q08 4Q08 1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 2010

Capacity Actual Actual Actual Actual Actual Actual Actual Actual Capacity

* Annualised quarterly production

Total Production 1H 2010 7.4m tonnes

Total nominal capacity

17.1m tonnes – world’s largest

All refineries at capacity except:

– Brazil (50%)

– Suriname (62%)

– Point Comfort (70%)

Utilisation at 87% overall

[5] ALUMINA LIMITED

Alumina pricing improves

AWAC’s realised prices up 17% on 2H 2009

New contracts have a shorter pricing tenor, closer to spot pricing

1 million tonnes of lower priced legacy contracts rolling off in 2010

Alumina prices trending higher, relative to aluminium, since 2007

AWAC’s Alumina Prices Lag Aluminium

Aluminium LME $/tonne

3,000

2,500

2,000

1,500

1,000

500

2,680 2,717 1,470 1,727 2,190 2,012 2,200

1H08 2H08 1H09 2H09 1H10 Post April Current

(Nov/Apr) (Apr/Oct) (Nov/Apr) (Apr/Oct) (Nov/Apr) price

Realised prices lag by up to 2 months

The 1H 2010 result reflects a sales pricing period from November 2009 to April 2010

Note: Monthly average price is calculated using 3 month LME prices

Source: Thomson Reuters

[6] ALUMINA LIMITED

Key inputs to cost structure

Brent Crude Prices

$/bbl

160

80

Apr-08 Jan-09 Oct-09 Jul-10

Source: Bloomberg

Baltic Dry Index

12000 10000 8000 6000 4000 2000

Apr-08 Jan-09 Oct-09 Jul-10

Source: Bloomberg

Caustic Prices

$/dmt

1,000

500

Apr-08 Jan-09 Oct-09 Jul-10

Source: CMAI

AUD/USD Exchange Rate

1.00

0.95

0.90

0.85

0.80

0.75

0.70

0.65

0.60

Apr-08 Jan-09 Oct-09 Jul-10

Source: Thomson Reuters

[7] ALUMINA LIMITED

Cash production costs are down

Other, 4%

Caustic 12%

Energy 25%

Conversion 33%

Bauxite 26%

2H 2009

Other, 4%

Caustic 9%

Energy 27%

Conversion 33%

Bauxite 27%

1H 2010

Cash costs per tonne down $4 on 2H 09, excluding Brazil

Energy and currency movements increased cost pressure

Caustic soda and productivity reduced costs

Brazil is less than 5% of current volume

[8] ALUMINA LIMITED

Brazil ramp up weakens first half result

Alumar Refinery*

Initial design capacity nearly reached in January 2010

2 power failures halted ramp up

Equipment failures required repairs

Plant averaged 6,000tpd vs 9,200tpd capacity

Ramp up recommenced June

– on track for full capacity at year end

– full benefit 2011

One-off costs of $27m

Juruti Bauxite Mine

Initial design tonnage of 2.6mtpa exceeded

Cost streamlining and increased production are priorities

* Alumar Capacity (post expansion) will be 3.5mtpa with ownership distribution AWAC – 39%, BHP – 36%, Rio – 10%, Alcoa – 15%

[9] ALUMINA LIMITED

Brazil a major opportunity

Total capital investment by AWAC is $3.5 billion and is nearly complete

Refinery will be optimised by start of 2011

Juruti to reach initial optimisation by 2012

Impact of Brazil improvement will drive significant increase in results

[10] ALUMINA LIMITED

Summary

Cash flow turnaround – free cash flow achieved

Tight cost control as market ramps up

Production ramp up at Alumar slower than expected

– improvement in the second half

Alumina prices have improved over 2009

[11] ALUMINA LIMITED

Financial Report

ALUMINA LIMITED

AWAC regains positive momentum after a difficult 2009

AWAC Scorecard

2H09 v 1H09 1H10 v 2H09

+ + + Production

+ + Realised alumina price

- = Alumina cash CAP per tonne

++ + + Capex reduction

+ + + Cash from operations

Significant one-offs assisted 2009 results

Earnings momentum building with increased production and prices

Costs control demonstrates strong operational performance, although negative impact from Brazil

Capital expenditure declining rapidly

Cash from operations up and exceeds capital expenditure

Improved earnings quality

[13] ALUMINA LIMITED

AWAC Profit & Loss

(14)

1H09

351

Price Volume

(233)

Costs

12

Tax & Fx

(57)

Brazil Dep’n + Start up

(28)

Other

89

Suriname

120

2H09

(89)

Suriname

287

74

Price

Volume

Price

Volume

27

AWAC Costs, excl Brazil

Brazil COGS impacted by power outages and commissioning issues ($27m), start up costs and higher Juruti costs

(52)

Brazil Costs

Tax rate reflects non-deductibility of certain losses and low tax rate on Brazil losses

(94)

Tax

Depreciation increased $39m in Brazil

(28)

Dep’n

Other includes:

Point Comfort $14m

Prior period $30m

FX gain

(46)

Other

125

1H10

All figures in US$m

[14] ALUMINA LIMITED

AWAC generates free cash flow

US$m 1H09 2H09 1H10

Cash from Operations (159) 95 300

Capital expenditure (464) (299) (146)

Free cash flow* (623) (204) 154

* Free cash flow defined as cash from operations less capital expenditure

Cash from operations less capital expenditure turns positive

Capital expenditure declining as Brazil nears completion

Growth capex 1H 10: $72m Sustaining capex 1H 10: $74m

Full year AWAC capital expenditure on target at $400m

[15] ALUMINA LIMITED

Major growth investment nearing conclusion

US$m

600

500

400

300

200

100

0

346

1H07

535

2H07

545

1H08

611

2H08

372

1H09

207

2H09

72

1H10

Growth

Important period of growth capital expenditure in Brazil reaching a conclusion

Small investment in Ma’aden joint venture expected in second half

[16] ALUMINA LIMITED

Alumina Limited Profit & Loss

Significant IFRS adjustments removed from underlying earnings

– movement in value of embedded derivative (aluminium price component in energy price)

– retirement benefit obligation actuarial adjustments

Corporate structure set up in Brazil, costs for change of functional currency, impact of translation of prior period A$ expenses have impacted corporate costs

1H09 2H09 1H10

US$m US$m US$m

Equity Share of AWAC (4.1) 29.7 49.4

Underlying PAT

Corporate Costs (4.1) (6.4) (7.5)

Finance Costs (12.8) (18.2) (19.8)

Other & Tax 10.6 5.6 0.1

Underlying Earnings (10.4)* 10.7* 22.2

Retirement benefit

obligation, AWAC 5.8 12.2 (21.0)

Embedded Derivative, 8.8 (50.8) 43.0

AWAC

Net Profit After Tax 4.2 (27.9) 44.2

* 1H09 translated at historic average rate for 1H09

* 2H09 translated at historic average rate for 2H09

[17] ALUMINA LIMITED

Alumina Limited returns to free cash flow*

Regular distribution of dividends by AWAC to joint venture partners

Cash from operations funds dividend

Final stages of investment in capital growth in Brazil $48 million plus contribution to working capital in Brazil

US$m 1H09 2H09 1H10

Dividends received 80 56 95

Costs (20) (19) (20)

Other 3 7 4

Cash from Operations 63 44 79

Payments for Investments (253) (187) (64)

in Associates

Free Cash Flow (190) (143) 15

* Free cash flow defined as cash from operations less payments for investments in associates

[18] ALUMINA LIMITED

Alumina’s balance sheet remains conservatively geared

Net gearing 9.5%

Undrawn committed facilities of $300m maturing mid 2012

Convertible bond outstanding reduced to $296m

– $54m bought back during half

– one-off put to Company in May 2011; or

– conversion / redemption in 2013

– 2% coupon

Longer maturity financing impacts finance costs

– 6.5 year loan from Brazil National Development Bank at ~5.30%, $7.4 million interest expense this half, no repayment in 2010

– Buy back of convertible bond increases non-cash amortisation of discount to profit and loss to $4.8 million

– Increased commitment and up front facility fees amortisation of $4.4 million following 2009 rollovers

[19] ALUMINA LIMITED

Second half 2010 sensitivities and guidance

1H09 2H09 1H10 2H10

Average 3 month LME price

($ per tonne) 1,464 1,936 2,161 -

Average AUD/USD (cents) 71 87 89 -

Production – alumina (mt) 6.4 7.1 7.4 7.9 to 8.2

Production – aluminium (kt) 188 180 175 180

Full year AWAC growth capex US$200m

Full year AWAC sustaining capex US$200m

All figures in US$

[20] ALUMINA LIMITED

Second half 2010 sensitivities and guidance (cont’d)

LME for aluminium price per tonne 6 month sensitivity

Approximate impact on AWAC LME movement of +/- $100/t: +/- $80m before tax

AUD/USD Exchange Rate 6 month sensitivity

Approximate impact on AWAC AUD/USD movement of +/- 10%: -/+ $86m before tax

Cash Cost Per Tonne of Alumina Production

Cash cost per tonne expected to remain flat on first half, subject to movements in exchange rate, other inputs and Brazil ramp up

Guidance provides direction and broad quantum and should be seen as a package. Actual results will vary from results calculated using guidance

[21] ALUMINA LIMITED

Financial Overview

AWAC revenue up 12% on increased volume and improved prices

AWAC costs benefitting from strong focus on cash in 2009 AWAC generates free cash flow

Alumina underlying profit US$22.2m, up from US$10.7m in 2H 09

Alumina Limited gearing 9.5%

[22] ALUMINA LIMITED

Interim dividend declared

US 2¢ per share interim dividend

Dividend Policy

Generally, the Board intends, on an annual basis, to distribute cash from operations after debt servicing and corporate cost commitments have been met. Dividends will be fully franked for the foreseeable future

[23] ALUMINA LIMITED

The Market

ALUMINA LIMITED

Aluminium demand is strong

Demand in 2010 up 12% on 2009 level

– Only construction segment is soft

Western world supply is relatively balanced

Chinese supply adjusts quickly to supply/demand imbalances

Aluminium demand growth second only to steel between 2000 - 2009

Commodity Demand Growth

% Cumulative increase in global markets (2000 to 2009)

50%

45%

40%

35%

30%

25%

20%

15%

10%

5%

0%

Steel

Aluminum

Coal

Corn

PVC

Real GDP

Lead

Nickel

Zinc

Copper

Wheat

Oil

Source: BHP Billiton, EIU, USDA, CMAI, MEPS, Brook Hunt, IEA, EIA.

Estimates are used for coal and PVC consumption in 2009

[25] ALUMINA LIMITED

China’s urbanisation will drive aluminium growth for decades

Population, Millions

1,200

1,100

1,000

900

800

700

600

500

400

300

200

100

0

Forecast

Urban

Rural

1950

1955

1960

1965

1970

1975

1980

1985

1990

1995

2000

2010

2015

2020

2025

2030

2035

2040

2045

2050

Unprecedented migration of China’s rural population to urban areas

Urbanisation forecast to continue in China and other developing nations

Source: Clark & Marron

[26] ALUMINA LIMITED

Competitively-costed global supply of alumina is limited in the short term

Most idled capacity is now back on stream

Capacity that is still curtailed is high cost

Any additional market supply is likely to be at higher costs than today’s marginal producers

Global idled alumina capacity declines to 7.6m tpy

Idled capacity mtpy

24000

12000

China

ROW

0

Dec-08

May-09

Oct-09

Mar-10

Aug-10

Source: CRU

[27] ALUMINA LIMITED

Marginal Chinese alumina producers are high cost

Shandong refineries (~25% of China’s production) have cash costs around US$300/t

Bauxite and energy are the major contributors to cash costs

– 30% of bauxite is imported

– Bauxite import prices rose 8% from Feb to May 2010

– Energy prices rising, determined by global coal pricing

– Global prices paid for caustic in Shandong

– Labour costs rising by 10-12% per annum

China’s Alumina Cash Cost Curve (2Q 2010)

US$/1

450

400

350

300

250

200

150

100

50

0

Alumina Price - China CCM (June 2010)

Guangxi

Guizhou

Shanxi

Henan

Chongqing

Shandong

3,074

2,732

2,391

2,049

1,708

1,366

1,025

683

342

0

RMB/t

0%

25%

50%

75%

100%

Cumulative Production - %

Source: Clark & Marron July 2010

[28] ALUMINA LIMITED

Chinese alumina: import-dependent

Approx 40% alumina supply depends on imports

Domestic bauxite supply a long term problem

– Quality

– Transport

China produces 18% of the world’s bauxite but has only 3% of global bauxite reserves

– Imported bauxite prices determine domestic prices

17.4

6.5

5.1

29.0

Domestic Bauxite

Imported Bauxite

Imported Alumina

total Alumina Supply

Source: Clark & Marron July 2010

Alumina costs expected to rise in China, leading to higher spot prices

[29] ALUMINA LIMITED

Import dependence will increase

Chinese Bauxite Consumption Outlook – million tonnes per year million tonnes

450

400

350

300

250

200

150

100

50

0

Merchant Refinery Imports

domestic Bx

Growth-8%pa

Growth-3%pa

Growth Potential

2010

2012

2014

2016

2018

2020

2022

2024

2026

2028

2030

Source: Clark & Marron

[30] ALUMINA LIMITED

Third party alumina market is growing

Alumina Third Party Market

(m/tonnes)

5

8

12

3

15

23

17

1970

1980

1990

2000

Current

Rest of the World

China

Source: James F King

Market is less integrated than in 2000

Fewer smelters are self sufficient in bauxite and alumina

Chinese growth is a major factor

Third party market is now over 40% and growing

Creates pressure for pricing to de-link from aluminium

[31] ALUMINA LIMITED

Alumina pricing structure changing

Economic realities dictate de-linking from LME

20% (approx) of contracts mature annually

New alumina spot pricing indices to be launched (Platts, 16 August)

AWAC supports Index development

CRU Spot vs Composite Price

$/t

375

$45

275

175

2Q09

3Q09

4Q09

1Q10

2Q10

Spot

Composite

* CRU composite price is a weighted average price for a number of key importing and exporting countries

Source: CRU July 2010

[32] ALUMINA LIMITED

AWAC is well positioned to benefit

AWAC is the largest supplier to the third party market

Over 60% of production of AWAC is currently sold to third parties

All of AWAC’s sales based on third party pricing

CRU Forecast Net Alumina for Selected Major Producers

m tonnes

2010

2011

AWAC

Chalco

Vale

BHP Billiton

RTA

Hydro

UC RusAl

Hydro/Vale

Source: CRU

[33] ALUMINA LIMITED

Summary

Increased dividend and dividend policy confirmed

Result reflects improving market and tight cost control

Strong cash flow generation

Delay in Brazil has dampened result

Pricing continues to evolve, making alumina market more attractive

– AWAC is well positioned

[34] ALUMINA LIMITED

Alumina Limited

2010 Half Year Result

Questions

ALUMINA LIMITED

Platts’ new alumina price publications

Platts will launch on 16 August:

a daily spot price assessment of alumina FOB Australia

a daily CFR North China alumina assessment

a daily spot price assessment for alumina traded ex-works domestic China, basis Henan province

Platts will publish:

international alumina prices in US$/metric ton for loading FOB Australia 30-60 days from publication and for delivery CFR China 40-70 days forward (with monthly averages available)

a daily spot freight rate for typical cargoes shipped on Handymax class vessels between Australia and China

Source: Platts’ Subscriber Notes, August 2010

[36] ALUMINA LIMITED